Tel 713.758.2222 Fax 713.758.2346

April 17, 2006
Via EDGAR and FACSIMILE

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Complete Production Services, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed April 17, 2006 File No. 333-128750
Dear Mr. Schwall:
     Complete Production Services, Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 6 (“Amendment No. 6”) to the above referenced registration statement on Form S-1 (the “Registration Statement”).
     Set forth below are the Company’s responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated April 14, 2006. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 6 that the Company is filing today via EDGAR.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission April 17, 2006 Page 2
Note 14. Segment information, page F-38
1.	We have reviewed your response to our comment 4 of our letter dated March 30, 2006 and continue to believe disclosure of the $93,792 goodwill balance by reportable segment is required. In your response, you state you have allocated this balance among the related reporting units when performing the annual goodwill impairment test under SFAS 142. However, you have disclosed in your footnotes that this goodwill balance is not specifically associated with any of the Company’s segments. Please clarify these conflicting statements.

In addition, we understand you believe the presentation of segment information is in accordance with SFAS 131. However, please refer to the last paragraph of SFAS 142, paragraph 45, which requires the disclosure of changes in goodwill balances for each reportable segment. Since you have been able to allocate this amount to your respective reporting units in accordance with the impairment testing under SFAS 142, it is unclear why you are unable to disclose these amounts by reportable segment. Please refer to paragraphs 120 and 121 of Appendix B to SFAS 142 for further guidance.
     Response: In response to the Staff’s comments, we have allocated the goodwill among our reportable segments. Please see pages F-37 and F-38 for the revised disclosure.
Exhibit 23.4
2.	Please revise the wording of the consent issued and signed by BKD, LLP to refer to the current amended Form S-1. Specifically, the consent dated April 3, 2006 included in Amendment No. 5 refers to Amendment No. 4.
Response:
     In accordance with the Staff’s comments, we will ensure that each accounting firm consent refers to the current amended Form S-1.

Securities and Exchange Commission April 17, 2006 Page 2
     Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 6 to Scott N. Wulfe at (713) 758-2750 or Nicole E. Clark at (713) 758-3344.

Very truly yours, VINSON & ELKINS L.L.P.
/s/ Douglas E. Stewart
By: Douglas E. Stewart

Enclosures

cc (with enclosures):	Joseph C. Winkler (Complete Production Services, Inc.)
J. Michael Mayer (Complete Production Services, Inc.)
James F. Maroney, III (Complete Production Services, Inc.)
Robert L. Weisgarber (Complete Production Services, Inc.)
Scott N. Wulfe (Vinson & Elkins L.L.P.)
Nicole E. Clark (Vinson & Elkins L.L.P.)
Brandon Sear (Grant Thornton LLP)
T. Imam Hasan (KPMG LLP)
R. Joel Swanson (Baker Botts L.L.P.)
Felix P. Phillips (Baker Botts L.L.P.)